UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   August 13, 2003

ANNTAYLOR STORES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-10738	13-3499319
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

142 West 57th Street
New York, New York 10019
(Address, including Zip Code, of Registrant's Principal Executive Offices)

(212) 541-3300
(Registrant's Telephone Number, Including Area Code)

ANNTAYLOR, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-11980	51-0297083
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

142 West 57th Street
New York, New York 10019
(Address, including Zip Code, of Registrant's Principal Executive Offices)

(212) 541-3300
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Names or Former Addresses, if Changed
Since Last Report)

This combined Form 8-K is separately filed by each of AnnTaylor Stores Corporation
and AnnTaylor, Inc. The information contained herein relating to each individual
registrant is filed by such registrant on its own behalf.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS.

(c)   Exhibits.

10.1   Amendment No. 3 to the Credit Agreement, dated as of August 13, 2003, by and among AnnTaylor, Inc., the Guarantors and Bank of America, N.A., as Administrative Agent for each of the Lenders pursuant to the Credit Agreement.

99.1   Press Release issued by AnnTaylor Stores Corporation on August 13, 2003.

ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

AnnTaylor Stores Corporation issued a Press Release, dated August 13, 2003. A copy of the Press Release is appended to this report as Exhibit 99.1 and is incorporated herein by reference.

The information included herein and in Exhibit 99.1 is being furnished under Item 12 and shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), nor shall such information be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of the general incorporation language of such filing, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

ANNTAYLOR STORES CORPORATION

By: /s/ Barbara K. Eisenberg
        Barbara K. Eisenberg
Date: August 13, 2003   Senior Vice President,
        General Counsel and Secretary

ANNTAYLOR, INC.

By: /s/ Barbara K. Eisenberg
        Barbara K. Eisenberg
Date: August 13, 2003   Senior Vice President,
        General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amendment No. 3 to the Credit Agreement, dated as of August 13, 2003, by and among AnnTaylor, Inc., the Guarantors and Bank of America, N.A., as Administrative Agent for each of the Lenders pursuant to the Credit Agreement.
99.1	Press Release issued by AnnTaylor Stores Corporation on August 13, 2003.